EXHIBIT 14.1

FREIGHTCAR AMERICA, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

Effective May 18, 2005

I. INTRODUCTION

It is the policy of FreightCar America, Inc. (together with its subsidiaries, the “Company”) to conduct business in an ethical manner. The Board of Directors of the Company (the “Board”) has adopted this Code of Business Conduct and Ethics (this “Code”) to be followed by the Company’s directors, officers and employees to provide guidance to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct, and help maintain a culture of integrity, honesty and accountability in the Company.

The Code is also designed to deter wrongdoing and to promote (i) honest and ethical conduct, (ii) full, fair, accurate, timely and understandable disclosure in the Company’s filings with, or submissions to, the Securities and Exchange Commission (“SEC”) and in other public communications made by the Company, (iii) compliance with applicable governmental laws, rules and regulations, (iv) prompt internal reporting to the employee’s supervisor, the Chief Financial Officer, the Nominating and Corporate Governance Committee or the Board, as applicable, regarding violations of this Code, and (v) accountability for adherence to the Code.

It is each of our responsibility to be familiar with this Code and to abide by the letter and spirit of its provisions at all times. While this Code covers a wide range of business practices and procedures, it does not cover every issue that may arise. You must conduct yourself accordingly and seek to avoid even the appearance of improper behavior. This Code should be provided to and followed by the Company’s agents, representatives, consultants and contract employees as if such individuals were employees of the Company for purposes of this Code.

Those who violate the standards in this Code will be subject to disciplinary action up to and including dismissal. Any waiver of this Code must be granted in accordance with Section XI (Waivers of the Code). If you are in a situation that you believe may violate or lead to a violation of this Code, you must follow the guidelines described in Section XII (Compliance Procedures) of this Code. In some situations involving moral or ethical judgment, it may be difficult for you to determine the proper course of action or your obligations under this Code. In such instances, you should not rely solely on your own judgment, but must discuss the matter with the appropriate party as set forth in Section XII (Compliance Procedures) below.

Our management is responsible for developing and implementing procedures to ensure proper disclosure and reporting as required by this Code. Our management is also responsible for maintaining documentation of all such disclosures and reports. Managers are expected to make every reasonable effort to ensure that their subordinate staff complies with the provisions of this Code.

The Board believes that this Code should be an evolving set of conduct and ethics standards, subject to refinement from time to time as circumstances warrant. The Board may adopt more specific or restrictive practices and procedures with respect to particular activities or situations.

II. COMPLIANCE WITH LAWS, RULES AND REGULATIONS

It is the Company’s policy that the Company and its directors, officers and employees strictly comply with all applicable laws and regulations pertaining to its business. You must conduct all personal and business dealings in accordance with the letter and intent of all applicable laws, rules and regulations and refrain from any form of illegal, dishonest, or unethical conduct. This includes behavior or actions that might appear to be illegal, dishonest, or unethical. In addition, all transactions between the Company and any of its subsidiaries or between subsidiaries must meet all applicable legal requirements. Although you are not expected to know the details of all applicable laws, rules and regulations, you should know when to seek advice from your supervisor (if you are an employee) or the Chief Financial Officer.

Political and charitable contributions by the Company must be made in compliance with all applicable federal, state, local and foreign laws and regulations. All contributions must be restricted to amounts in size sufficient to negate any impression that special consideration is being sought by the Company. Any questions in this area should be directed to the Chief Financial Officer.

If a law conflicts with a policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with this Code, you must comply with this Code. If you have any questions about potential conflicts, you should seek assistance from your supervisor (if you are an employee) or the Chief Financial Officer. Any questions regarding applicable legal requirements should be referred to the Chief Financial Officer.

III. SEC FILINGS AND PUBLIC DISCLOSURES

Each director, officer and employee shall endeavor to ensure full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC and in other public communications made by the Company. Depending on their position with the Company, employees, officers or directors may be called upon to provide information to assure that the Company’s public reports and other public communications are complete, fair and understandable. You are expected to take this responsibility seriously and to provide prompt and accurate answers to inquiries related to its public disclosure requirements.

The President and Chief Executive Officer, Chief Financial Officer, the Company’s principal accounting officer and any other senior executive and senior financial officers who may be designated as such by the Board of Directors shall review each SEC periodic report and material press release prior to the time it is filed, furnished or issued to the SEC or made public, as applicable. Any material inaccuracy or misstatement in, or the omission of any information necessary to make the statements therein made not misleading from, any SEC filing or press release shall be immediately disclosed to the Audit Committee and, if applicable, the full Board and the Company’s auditors and legal advisors.

IV. CONFLICT OF INTEREST POLICY

A conflict of interest exists when you are involved in an outside interest or any activity that might either conflict with your duty to the Company or adversely affect your judgment in the performance of your responsibilities to the Company. A conflict of interest can also exist when the outside interest or activity involves your family member or friend.

You are required to act in a responsible and respectable manner and to remain free of influences that may result in a loss of objectivity regarding business conducted with the Company’s customers, suppliers or the Company itself. When presented with a situation involving a potential conflict of interest, things to consider include, among other things, whether an outside observer would believe that the situation is improper or may interfere with your work performance or responsibilities to the Company. The best general policy is to avoid any direct or indirect business connection with customers, suppliers or competitors of the Company, except on behalf of the Company.

Employees must promptly discuss any questions about a particular situation with their supervisors or the Chief Financial Officer. The Chief Financial Officer will review potential conflicts of interest involving non-officer employees. The Nominating and Corporate Governance Committee will review potential conflicts of interest involving executive officers (other than the Chief Executive Officer) of the Company. Potential conflicts of interest involving the Chief Executive Officer or any director will be reviewed and resolved by the Board.

A. Prohibited Transactions

1. Financial Interest in Customers and Suppliers. You may not have a financial interest in any customer or supplier, unless (a) you have no involvement in the approval or the management of business transactions between the customer or supplier and the Company; (b) your investment in the customer or supplier consists of less than 1 percent of the stock of a publicly traded company; or (c) the only business relationship between the Company and the customer or supplier in which you have an interest consists of the provision of a service or product by the Company (in the case of a customer) or by the supplier (in the case of a supplier) that is typically offered to other parties on the same terms. You also may not permit a customer or supplier to arrange an investment for your account or a family member’s account, nor should you participate in investments sponsored by a customer or supplier under circumstances that might create a conflict of interest or the appearance of a conflict.

2. Financial Interest in Competitors. You may not have a financial interest in any competitor of the Company, other than investments of less than 1 percent of any class of publicly traded securities, investments in diversified mutual funds and other immaterial investments or financial interests.

B. Insider Trading Policy

Insider trading involves the purchase or sale of securities of a company or other entity, including the Company, while in possession of material, nonpublic information, also referred to as “inside information,” about the company or other entity. This Insider Trading Policy applies to you as well as to members of your family, any person that is your economic dependent and any person or entity over which you have control. Family members include spouse, parent, child or brother or sister and anyone else with whom you share a household.

Information is considered to be “material” if (1) a reasonable investor would consider it important in making a decision on whether to buy, sell or hold a company’s securities (whether stock, bonds, notes, debentures, limited partnership units or other equity or debt securities) or (2) a reasonable investor would view the information as significantly altering the total mix of information in the marketplace about the issuer of the security. Information is considered “nonpublic” if the information has not been broadly disseminated to the public for a sufficient period to be reflected in the price of the security. Public disclosure includes disclosure by filing a Form 8-K with the SEC or issuing a press release. Examples of material, nonpublic information are a potential business acquisition or sale, earnings and other financial information about the company, important product developments, significant purchase or sale of assets, major litigation, new debt or equity offerings by the company and significant changes in company management. We emphasize that this list is merely illustrative. You should consult the Chief Financial Officer with any questions regarding insider trading, including whether information is “inside information” or “material.”

The Company authorizes only certain employees and agents of the Company to make disclosures of material, nonpublic information about the Company. Unless you are authorized to do so by senior management, you should refrain from discussing material, nonpublic information with anyone not subject to this policy. Please refer to our Corporate Disclosure Policy for additional information.

Rules Applicable to all Directors, Officers and Employees

1.	You are required to comply with all laws applicable to the trading of Company securities.

2.	You may not buy or sell Company securities at any time that you possess inside information relating to the Company.

3.	You may not buy or sell securities of any other company, including current and prospective customers or suppliers of the Company, if at the time you possess inside information relating to that company, including any information that you have obtained during the course of your employment with the Company. For example, you may possess nonpublic information that the Company expects to purchase a substantial amount of stock in another company. Even though the amount of the transaction may be immaterial to the Company, it may be material to the other company.

4.	You may not directly or indirectly (i) engage in disclosing, or “tipping,” inside information relating to the Company to anyone or (ii) communicate inside information relating to the Company to anyone outside the Company or otherwise unless such communication is appropriate under the circumstances and has been properly authorized, and unless the person receiving the information has agreed, in writing if appropriate, to keep such information confidential. Persons with whom you have a history, pattern or practice of sharing confidences, such as family members, close friends and financial and personal counselors, may be presumed to act on the basis of information known to you; special care should be taken so that inside information relating to the Company is not disclosed to such persons.

5.	If you become aware of material information about the Company or any other company which has been available to the public for less than two (2) full trading days, you may not (a) use that information for stock trading purposes or for any other purpose except for use in the regular conduct of the Company’s business, (b) directly or indirectly disclose such information to any other persons (including family members or friends) so that they may use that information for stock trading purposes or for any other purpose, or (c) recommend or suggest that anyone else buy, sell or retain securities of the Company or such other company, as the case may be.

6.	You are responsible for ensuring that you are in compliance with this Policy before engaging in any transaction involving Company securities.

7.	You are strongly discouraged from buying or selling put options, call options or other derivatives of Company securities, and from short sales of Company securities.

Special Rules Applicable to Directors, those Officers of the Company who are subject to Section 16 of the Securities Exchange Act of 1934, and certain other employees that may be designated from time to time by the Company’s Corporate Secretary (“Insiders”).

In addition to the restrictions applicable to all employees set forth above, Insiders shall not purchase or sell any Company securities, except:

1.	after first consulting and pre-clearing such transaction with the Company’s Corporate Secretary, and

2.	only during the period commencing at the opening of the second full trading day after an earnings press release with respect to the preceding fiscal quarter and ending the last business day of the second month of the fiscal quarter in which the earnings are released (the “Window Period”). Insiders shall not engage in short sales of Company securities. Insiders shall not buy or sell put options, call options, or other derivatives of Company securities.

Immediately following completion of the transaction, Insiders must notify the Corporate Secretary of the date, quantity, price and the nature of the transaction. If, upon requesting approval, the Insider does not trade in the Company’s securities within two business days thereafter, the Insider must again consult and pre-clear such transaction with the Company’s Corporate Secretary before the Company’s securities may be traded.

From time to time, Insiders may also be advised that no trading will be permitted until further notice, including during the Company’s involvement in a material transaction or during periods required by Section 306 of the Sarbanes Act of 2002 and its implementing regulations.

Special Rules Applicable to Officers of the Company not subject to Section 16 of the 1934 Act, all assistants and secretaries of Insiders, and certain other employees that may be designated from time to time by the Company’s Corporate Secretary (“Restricted Employees”).

In addition to the restrictions applicable to all employees set forth above, Restricted Employees shall not purchase or sell any Company securities except during a Window Period. Restricted Employees are encouraged to consult with the Company’s Corporate Secretary prior to trading.

Restricted Employees shall not engage in short sales of Company securities. Restricted Employees shall not buy or sell put options, call options, or other derivatives of Company securities. Exceptions to this Policy may be made only with the written approval, prior to effecting the transaction, from the Company’s Corporate Secretary and may be conditioned as he or she deems advisable.

VIOLATIONS OF THE INSIDER TRADING LAWS CAN LEAD TO SIGNIFICANT FINES, IMPRISONMENT AND OTHER PENALTIES FOR THOSE INDIVIDUALS INVOLVED. FAILURE TO ADHERE STRICTLY TO THIS POLICY WILL RESULT IN SERIOUS CONSEQUENCES AND MAY RESULT IN TERMINATION OF EMPLOYMENT.

C. Outside Employment and Activities

1. Outside Employment. You should avoid outside employment that creates a conflicting demand on your time and energy and/or is likely to affect your job performance at the Company. If an employee or officer finds that outside employment is necessary, the matter must be discussed with your supervisor (if you are an employee) or the Chief Financial Officer (if you are an employee or officer). You may not work for a vendor, customer or competitor of the Company, because such employment would create a conflict or the appearance of a conflict of interest.

2. Outside Activities. We encourage our employees and officers to participate in civic welfare, industry, political and similar activities. However, if you, as an employee or officer, are confronted with situations that may present an actual, potential or even the appearance of a conflict of interest, you are expected to seek guidance from your supervisor (if you are an employee) or the Chief Financial Officer (if you are an employee or officer) before making such a commitment. Normally, voluntary efforts must take place outside of regular working hours. If voluntary efforts require business time, you must obtain prior approval from your supervisor (if you are an employee) or the Nominating and Corporate Governance Committee (if you are an employee or officer).

3. Fiduciary Role. You are not to act, without prior written approval of the Chief Financial Officer, as executor, administrator, trustee, guardian or conservator, or in any other fiduciary capacity, whether or not it is related to the business of the Company. Approval will only be granted, except in unusual cases, when you seek to act as fiduciary for a family member.

4. Outside Directorship. A Company director may serve as a board member (or in an equivalent position) of a customer or supplier of the Company, provided that (i) with respect to an independent director, such service would not affect his or her status as an independent director under applicable law and the listing requirements of The Nasdaq Stock Market, Inc. (“Nasdaq”), (ii) such director complies with the applicable limitations for such commitments set forth in the Company’s Corporate Governance Guidelines, and (iii) such director provides notice to the Board of Directors of such directorship (or equivalent position). An officer or employee of the Company (other than the Chief Executive Officer) of a customer or supplier of the Company with the approval of the Nominating and Corporate Governance Committee. The Chief Executive Officer may serve as a board member (or in an equivalent position) of a customer or supplier of the Company with the approval of the Board.

5. Political Activity and Contributions. As indicated above, political contributions by the Company must be made in compliance with all applicable federal, state, local and foreign laws and regulations. For purposes of this Code, the use of corporate facilities and equipment for political activities is deemed to be a contribution. You may not solicit Company employees for political contributions or coerce others into contributing to any organization on Company property or during working hours. You may make personal contributions to candidates or political parties of your choice as long as the contributions are made in your name and not on behalf of the Company.

D. Corporate Opportunities

You owe a duty to the Company to advance the Company’s legitimate interests when the opportunity to do so arises. You are prohibited from taking, for yourself personally (including for the benefit of family members or friends) or for any other person or organization, opportunities or potential opportunities that are discovered during your employment or directorship that are in the Company’s line of business without the prior consent of the Board. You may not compete with the Company, whether directly or indirectly.

E. Gifts and Other Benefits

A “gift” is any personal benefit, including cash or property, special discounts, price concessions, special personal items, special personal entertainment, special personal services, gratuitous personal services, personal favors, or special dispensations of any kind that could be attributed to the recipient’s position or responsibilities with the Company.

To avoid even the implication of any impropriety, it is important that you decline any gifts, the acceptance of which would raise even the slightest inference of improper influence. You must report any personal benefit received, other than the exceptions noted below, to your supervisor (if you are an employee) or the Chief Financial Officer (if you are an officer). The supervisor and/or the Chief Financial Officer, as applicable, will review the situation and instruct you as to the appropriate action. The Company shall maintain written records of all such disclosures and instructions.

1. Permitted Gifts. You may receive the following benefits if there is no, and there appears to be no, reasonable likelihood of improper influence on your performance of duties on behalf of the Company:

•	Normal business courtesies, such as a meal or entertainment, involving no more than reasonable amenities, in the course of a meeting or other occasion, the purpose of which is to hold bona fide business discussions.

•	Non-cash gifts of a nominal value (not more than $100.00); provided that, you may not receive from the same vendor or supplier of services non-cash gifts with an aggregate value of greater than $100.00 per year.

•	Gifts based on kinship, marriage or social relationships entirely beyond and apart from any business relationship.

•	Unsolicited advertising and promotional material of nominal value.

•	Awards by charitable, educational, civic, or religious organizations for meritorious contributions or service.

•	Discounts or rebates on merchandise or services that do not exceed those available to other customers.

2. Gifts from Suppliers. The Company prohibits outright the acceptance from any supplier the following:

•	The use of accommodations (lodges, homes, hotels, condominiums, etc.) and the use of transportation (cars, airplanes, airline tickets, boats, trailers, etc.).

•	Recreational outings that involve overnight stays, consecutive days or full days such as golf tournaments, Pro-Am events, fishing, gambling or hunting trips.

•	Loans of money, or arrangements for or co-signature on a loan, payments for personal vehicles, homes or other personal property.

•	Gift certificates, money, alcoholic beverages, services or product or service discounts.

The following items that result from customary business practices may be accepted:

•	Lunch and dinner invitations with suppliers; provided that the invitations are extended by the supplier and are infrequent and not lavish.

•	Promotional items and gifts from suppliers which are of small value such as pens, calendars, note pads, etc.

•	Tickets for social, cultural or sporting events offered by suppliers. You must obtain permission from your department head prior to acceptance. You may only accept two invitations in one calendar year from the same supplier.

•	Gifts of perishable items, usually given during the holidays (cookies, hams, nuts, etc.).

3. Golf Invitations. You may accept golf invitations under the following guidelines:

•	You must receive approval from your department head prior to accepting the invitation.

•	Purchasing Department employees are permitted to accept up to three (3) 1/2 day invitations per calendar year. Employees from other departments may only accept one (1) 1/2 day invitation per year.

•	You may only accept one (1) invitation per vendor, per year.

•	Golf invitations paid for by vendors that fall on weekends, holidays and during vacations, must be approved by the department head.

You must receive approval prior to accepting an invitation for events other than golfing and must use vacation while attending the event. You may use tickets for sporting, cultural, or other events purchased by the Company in entertaining potential or actual customers, vendors, or others for business purposes. See Section V (Competition and Fair Dealing) regarding gifts from the Company or you to customers or suppliers.

V. COMPETITION AND FAIR DEALING

We seek to outperform our competition fairly and honestly.

•	Proprietary or Confidential Information. Stealing or illegally appropriating proprietary information of other companies or possessing trade secret information of other companies that was improperly obtained is prohibited. You are required to respect the proprietary rights of the Company’s customers, suppliers and competitors, such as their trade secrets, patents, trademarks, copyrights and know-how.

•	Quality Processes and Safety Requirements. To maintain the Company’s valuable reputation, compliance with our quality processes and safety requirements is essential. In the context of ethics, quality requires that our products and services be designed and manufactured to meet our obligations to customers. All inspection and testing documents must be handled with appropriate confidentiality restrictions and in accordance with all applicable regulations and Company procedures.

•	Commissions or Fees. All commissions or fees paid or accrued, for agents or other representatives of the Company, shall be in accordance with sound business practice, for legitimate commercial reasons, and reasonably related in value to the services performed. Where there is reason to suspect that all or a portion of any commission or fee paid by the Company may be used for improper payments, the employee in charge of such commission or fee must promptly report the matter to his or her supervisor or the Chief Financial Officer.

•	Business Entertainment and Gifts. The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with our customers or suppliers. You should never offer, give or provide any gift or entertainment unless it: (a) is consistent with customary business practices; (b) is not excessive in value; (c) cannot be construed as a bribe or payoff; and (d) does not violate any laws or regulations. A gift in the form of cash is prohibited. If you are not certain whether a gift or any proposed gift is appropriate, you should ask your supervisor (if you are an employee) or the Chief Financial Officer.

VI. RECORD-KEEPING, EXPENSES AND COMMUNICATIONS

All of the Company’s books, records, accounts and financial statements must be timely maintained in reasonable detail, completely and accurately reflect the Company’s assets, liabilities and transactions, and conform to applicable legal requirements and financial policies and procedures of our internal controls systems. No transaction shall be carried out in a manner such that the substance of the transaction is obscured or recorded improperly.

Many employees and officers regularly use business expense accounts, which must be documented and recorded accurately. If you are not certain whether a certain expense is legitimate, you should ask your supervisor (if you are an employee) or the Chief Financial Officer.

You should avoid exaggeration, derogatory remarks, guesswork, or improper characterizations of people, events and companies in the Company’s business records and communications. This prohibition applies equally to e-mail, voicemail, internal memoranda, formal reports as well as business letters. E-mail systems and information technology systems provided by the Company should be used only to advance the legitimate business purposes of the Company, although incidental personal use may be permitted. Records should always be retained or destroyed according to the Company’s record retention policies. In no event should records be destroyed that relate to an existing dispute or investigation, unless directed by the Chief Financial Officer.

VII. CONFIDENTIALITY

You must not disclose confidential information of the Company or confidential information provided to the Company, except when disclosure is authorized by the Chief Financial Officer or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors or harmful to the Company if disclosed. Confidential information also may include information that a supplier or customer has entrusted to the Company. Your obligation to preserve confidential information continues after your employment or association with the Company ends. Company employees should not discuss internal Company matters or developments with anyone outside of the Company, except as required in the performance of their regular Company duties and in compliance with applicable laws and any confidentiality agreements to which the Company may be a party or otherwise subject.

This prohibition applies specifically (but not exclusively) to inquiries about the Company which may be made by the media, investment analysts or others. It is important that all such communications on behalf of the Company be made through an appropriately designated officer, in accordance with the Company’s Corporate Disclosure Policy. Failure to follow the procedures set forth herein could result in severe penalties to both you and the Company. Unless you are expressly authorized to make a comment or respond, if you receive any inquiries of this nature, you should decline comment and refer the inquiry to the Chief Financial Officer.

VIII. PROTECTION AND PROPER USE OF COMPANY ASSETS

Each of us should endeavor to protect the Company’s tangible and intangible assets and ensure their proper and efficient use. All Company assets should be used for legitimate business purposes. It is important to remember that loss, theft, damage and waste of the Company’s assets have a direct impact on the Company’s profitability. Accordingly, any suspected incident of fraud, theft or misuse should be immediately reported for investigation.

Your obligation to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property, such as trade secrets, patents, trademarks, copyrights and know-how, as well as business, sales, marketing and service plans, engineering and manufacturing ideas and practices, designs, databases, records, salary and other compensation/benefit information and any unpublished financial data and reports. Unauthorized use or distribution of the Company’s proprietary information is prohibited and could also be illegal, resulting in the imposition of civil or criminal penalties.

IX. THE WORKPLACE

A. Discrimination and Harassment

The Company is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples include derogatory comments based on race, gender or ethnicity and unwelcome sexual advances.

B. Health and Safety

The Company strives to provide a safe and healthy work environment. Each employee has a responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions. Violence or threatening behavior or use of illegal drugs and alcohol is not permitted under any circumstances in the workplace.

X. PAYMENTS TO GOVERNMENT PERSONNEL

The U.S. government has a number of laws and regulations regarding business gratuities to U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but may also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. You should consult the Chief Financial Officer with any questions regarding this subject.

In addition, the U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. We strictly prohibit the making of illegal payments to government officials of any country.

XI. WAIVERS OF THE CODE

Supervisors may not authorize actions by a non-officer employee that constitute a conflict of interest without first filing a written description of the activity with the Chief Financial Officer. The conflict of interest will then be reviewed by the Chief Financial Officer. A waiver of this Code for any employee (other than an officer) may be made only by the Chief Financial Officer or a person authorized by the Chief Financial Officer.

A waiver of this Code for officers or directors may be made only by the Board and will be promptly disclosed to the extent required by applicable law, including the rules and regulations promulgated by the SEC, and the listing requirements of Nasdaq.

XII. COMPLIANCE PROCEDURES AND WHISTLEBLOWER POLICY

The Company is committed to conducting its business in an ethical manner and depends on its ability to discover and remedy any potential or actual violations of this Code. Disclosure or reporting of any potential or actual conflict of interest or other violation of this Code by Company employees, officers and directors is essential to this process. Consequently, procedures have been put into place to accept and handle (i) the disclosure of an actual or potential conflict of interest, including any relationship, receipt of gifts, compensation, or other situation leading to a possible conflict and (ii) the reporting of instances of misconduct and concerns regarding accounting, internal accounting controls, or auditing matters, even if the reporting person is unsure of whether the conduct is prohibited.

A. Awareness, Training and Review

To facilitate compliance with this Code, the Company has implemented a program of Code awareness, training and review. The Company has entrusted the Chief Financial Officer with overseeing this program. You are encouraged to contact the Chief Financial Officer using any of the procedures set forth below under “Methods of Disclosure.”

In addition to fielding questions or concerns with respect to potential violations of this Code, the Chief Financial Officer is responsible for:

•	Investigating possible violations of this Code.

•	Training new employees, officers and directors in Code policies.

•	Conducting annual training sessions to employees, officers and directors to refresh familiarity with this Code.

•	Distributing copies of this Code annually to each employee, officer and director with a reminder that each such person is responsible for reading, understanding and complying with this Code.

•	Updating this Code as needed and alerting employees, officers and directors to any updates, with appropriate approval of the Board, to reflect changes in the law, Company operations and recognized best practices.

•	Otherwise promoting an atmosphere of responsible and ethical conduct.

B. Methods of Disclosure

1. Disclosures of (i) an actual or potential conflict of interest or (ii) a potential or actual violation of this Code or questions or concerns regarding this Code may be communicated as set forth below:

Employees	Report to your supervisor or the Chief Financial Officer for review of the matter by the Chief Financial Officer.

Officers	Report to the Chief Financial Officer for review of the matter by the Nominating and Corporate Governance Committee (with respect to officers other than the Chief Executive Officer) or the Board (with respect to the Chief Executive Officer).

Directors	Report to the Chief Financial Officer for review of the matter by the Board.

2. If you have any concerns with respect to accounting, internal accounting controls, or auditing matters, you should report them to your supervisor (if you are an employee) or the Chief Financial Officer. The Company’s Audit Committee will oversee treatment of all concerns in this area. Where you do not feel comfortable reporting such a matter to a supervisor (if you are an employee) or the Chief Financial Officer, you should report such matter directly to the Chairman of the Audit Committee by writing to FreightCar America, Inc., Two North Riverside Plaza, Suite 1250, Chicago, Illinois 60606, Attention: Chairman of the Audit Committee. Any submissions to the Audit Committee may be made anonymously and/or confidentially. Upon receipt of a complaint or concern, the Chairman of the Audit Committee will determine whether the complaint relates to accounting, internal accounting controls, or auditing matters, and, if possible, acknowledge receipt of the complaint to the sender.

Whether you choose to speak with your supervisor (if you are an employee) or the Chief Financial Officer, you may do so without fear of retaliation. It is the policy of the Company not to allow retaliation for violation allegations made in good faith by any employee of the Company. The Company will take prompt disciplinary action against any employee who retaliates against a reporting employee, up to and including termination of employment.

The Audit Committee will oversee the response to the complaint or concern, including designation of the appropriate internal and, if necessary, external personnel to investigate and review the complaint or concern, and the appropriate response thereto. The Chairman of the Audit Committee may direct that certain matters be presented to the full Board and may direct special treatment, including the retention of outside advisors or counsel, for any concern addressed to the Audit Committee. Prompt corrective action will be taken to address the issues raised in the complaint or concern as determined by the Audit Committee. The Audit Committee will maintain a log reflecting receipt of all complaints and tracking the progress of the investigation and resolution. The status of all outstanding concerns addressed to the Audit Committee will be reported to the Chairman of the Audit Committee on a quarterly basis. The Audit Committee will also prepare a periodic report for the Board regarding complaints.

Methods by which interested persons may communicate to the Chief Financial Officer and the Audit Committee are as follows:

•	The Chief Financial Officer

•	By mail: Please write to FreightCar America, Inc., Two North Riverside Plaza, Suite 1250, Chicago, Illinois 60606, Attention: Chief Financial Officer.

•	By telephone: Please call (312) 928-0850.

•	The Audit Committee: Please write to Chairman of the Audit Committee at FreightCar America, Inc., Two North Riverside Plaza, Suite 1250, Chicago, Illinois 60606, Attention: Chairman of the Audit Committee.

Interested parties may also send communications to the Board or the Company’s independent directors in accordance with the Company’s Corporate Governance Guidelines.

Any submissions to the Chief Financial Officer, the Audit Committee, the Board or the Company’s independent directors may be made anonymously and/or confidentially. The submission should contain, to the extent applicable, a full and complete description of the matter, the parties involved, the date of the occurrence or, if the matter is ongoing, the date the matter was initiated and any other information that the reporting party believes would assist the Chief Financial Officer, the Audit Committee, the Board or the Company’s independent directors in investigating such matter.

C. Methods of Investigation

Supervisors must promptly report any complaints or observations of Code violations to the Chief Financial Officer. The Chief Financial Officer will investigate all reported potential Code violations promptly, except that all disclosures or reports received by the Chief Financial Officer regarding a potential conflict of interest or Code violations involving an executive officer or director will be disclosed to the Nominating and Corporate Governance Committee for review by such committee or the Board, as appropriate. Whether you identify yourself or remain anonymous, your contact with the Chief Financial Officer will be kept strictly confidential to the extent reasonably possible within the objectives of this Code. Your reasonable cooperation in the investigation will be expected.

D. Violation of this Code

If the investigation indicates that a violation of this Code has occurred, the Company will take such action as it believes to be appropriate under the circumstances. If the Company determines that an employee is responsible for a Code violation, he or she will be subject to disciplinary action up to and including termination of employment and, in appropriate cases, civil action or referral for criminal prosecution. Appropriate action also may be taken to deter any future Code violations.

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